FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”) 1240 – 1140 West Pender Street Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

July 29, 2008.

ITEM 3:	News Releases

A news release was issued on July 30, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company has closed on the agreement with Universal Uranium Ltd. (“Universal”) to acquire all of Universal’s 60% interest in its Central Mineral Belt, Labrador (“CMB”) uranium project, consisting of approximately 4,741 claims and including the Two Time uranium deposit.

The Company has purchased, by way of private placement, 2,222,222 units of Universal at a price of C$0.45 per unit. Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of C$0.65 per Universal Warrant for a period of 24 months.

Ron Atlas was appointed to the Board of Directors of the Company. Stewart Wallis resigned as a Director.

ITEM 5:	Full Description of Material Change

The Company has closed on the agreement with Universal to acquire all of Universal’s 60% interest in its CMB uranium project, consisting of approximately 4,741 claims and including the Two Time uranium deposit, which sits outside the Labrador Inuit Land area.

As consideration for Universal’s interest in the Property, Crosshair paid to Universal C$500,000 and issued 10,000,000 common shares and 7,500,000 warrants. Each warrant entitles Universal to purchase an additional common share in the capital of Crosshair at C$1.00 per share for a period of three years from Closing subject to early expiry in the event that the average trading price of Crosshair’s common shares exceeds C$2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal are subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair’s management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty (the “Royalty”) on its 60% interest in the Property. Crosshair may purchase 25% of the Royalty for C$1,000,000.

Separately, Crosshair has also purchased, by way of private placement, 2,222,222 units of Universal at a price of C$0.45 per unit. Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of C$0.65 per Universal Warrant for a period of 24 months.

Ron Atlas was appointed to the Board of Directors of Crosshair, effective July 29, 2008. Mr. Atlas is the Chairman and CEO of Universal. Mr. Atlas received his CPA designation from the University of Illinois and his Juris Doctorate from DePaul University in Chicago Illinois. Mr. Atlas is an independent businessperson and an Attorney in the State of Illinois, U.S.A.

Stewart Wallis, who had served as a Director of Crosshair since 2003, resigned from the Board effective July 29, 2008.

The Two Time Zone is the most advanced prospect within Universal’s 1,184 square kilometre land holdings in the CMB and is a joint venture partnership with Silver Spruce Resources (“Silver Spruce”), whereby Silver Spruce retains a 40% ownership. Crosshair will be the operator of the project. The Two Time Zone has an existing NI 43-101 compliant indicated resource of 2.33 million pounds of uranium (U3O8) (1.82 million tonnes grading 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of U3O8 (3.16 million tonnes grading 0.053% U3O8).

The Two Time Zone has a current strike length of 475 metres and remains open along strike and to depth. The Two Time Zone is located approximately 17 km northwest of Crosshair’s C Zone. Significant uranium drill intercepts include:

0.052% U3O8 over 107 metres including 0.11% U3O8 over 30 metres in CMB-07-6 0.042% U3O8 over 109 metres including 0.10% U3O8 over 32 metres in CMB-07-14

The complete resource estimate can be found in the NI 43-101 report entitled Technical Report on the CMBNW Property, Labrador, Canada dated June 12, 2008, as filed on SEDAR on June 13, 2008 by both Universal and Silver Spruce.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

August 1, 2008.